The Tender Offer
What is the timetable? What are the next steps?
The Group has said that it expects to officially launch the tender offer within two weeks of its February 6, 2006 press release. Under applicable law, once launched, a tender offer must be open for at least 20 business days, and can be extended. On Wednesday, February 8, 2006, our Board of Directors appointed a Special Committee of directors not affiliated with Lafarge S.A. to review the proposed tender offer. This Special Committee is expected to review and consider this proposal and to make a recommendation to stockholders in due course. LNA stockholders are urged to consider this recommendation before taking any action with respect to the proposed tender offer.
The Group estimates they would gain 20 million Euros in after-tax savings from this deal. Where would these savings come from? Would LNA folks be involved in finding the synergies?
We do not have information on how this estimate was made and how we would be involved in identifying these savings.
Who are the “minority stockholders”?
The minority stockholders are individual investors and institutional investors who hold those shares of Lafarge North America not held by Lafarge S.A. They include employees who hold LNA and LCI shares. The minority stockholders hold approximately 47% of LNA shares. As of the end of 2005, there were about 75 million shares outstanding.
If I am a shareholder, how do I go about responding to the tender offer?
As is normal with tender offers, we would expect the Lafarge Group to provide documentation about the proposal to stockholders and to file their tender offer documents with the SEC, in accordance with U.S. securities law. Furthermore, LNA will be required to make a formal response to Lafarge Group’s tender offer after it is officially launched. LNA’s response will contain important information about the tender offer, including the Special Committee’s recommendation to stockholders. LNA stockholders are urged to consider this recommendation before taking any action with respect to the proposed tender offer.
Is it possible the tender offer will not be successful?
It is possible that the proposed tender offer is not successful, but we cannot speculate on this. Lafarge S.A. has said that the tender offer will be conditioned upon, among other things, the tender of a majority of shares not held by Lafarge S.A. and the ownership by Lafarge S.A. of at least 90% of the outstanding shares after the tender offer. More information is expected to be provided in tender offer documents to be issued by Lafarge S.A. and filed with the SEC. In addition, a Special Committee appointed by the Board of Directors is expected to review and consider this proposal and to make a recommendation to stockholders in due course. LNA stockholders are urged to consider this recommendation before taking any action with respect to the proposed tender offer.
Can I discuss this tender offer with employees of Lafarge S.A.?
Because of legal considerations, LNA employees should not discuss this tender offer with Lafarge S. A. employees. Conversations about the tender offer, valuations, strategy, forecasting, or similar forward-looking information are not allowed while the tender offer process is underway, but for the most part, other normal day-to-day business conversations are permitted. This applies to all LNA employees. Questions about whether special permission should be granted to speak to Lafarge S.A. about restricted topics should be first discussed with Bill Miller in the Law department or Eric Olsen, CFO.

What should I do if someone from Lafarge S.A. attempts to discuss this with me?
Explain that, due to legal considerations, you are unable to discuss this with them, and end the conversation. If you are still asked to continue the discussion, you may direct them to contact Bill Miller or Eric Olsen.
My Day-to-Day Job:
My project is LNA specific; what should I do?
You should continue to move forward on your projects as you had planned.
Can we spend 2006 approved budget money? Can I fill an approved position? Can I sign contracts for purchases / events for later in the year?
Yes. Continue to move forward as you had planned with business as usual.
Is it business as usual during the tender offer period?
Yes. It is important to remain focused on doing your job, serving your customers, and meeting your targets.
Class Action Lawsuits
What about the class action lawsuits that have been filed? What do they have to do with LNA and why have they been filed?
Investors familiar with the tender offer process understand that these types of lawsuits are not unusual in transactions of this sort. These suits are generally concerned with the proposed tender offer, but not the day-to-day operations of LNA.
HR/Jobs
What does this mean for me? Will I lose my job? Will my salary or benefits change? What will happen to our management team/my boss?
We would like to be able to give you specific information on these topics. However, we simply do not know, and it would be irresponsible for us to speculate.
I’m an employee shareholder: Should I sell?
The company will not offer an opinion to individual stockholders. Each employee shareholder must decide for him or herself whether to sell shares as a result of the tender offer. A Special Committee appointed by the Board of Directors is expected to review and consider this proposal and to make a recommendation to stockholders in due course. LNA stockholders are urged to consider this recommendation before taking any action with respect to the proposal.
I hold stock options. What does this mean to me?
If the tender offer is successful, there will be a mechanism for employees to realize the value of their vested options. We have not yet heard of Lafarge S.A.’s plan for the treatment of unvested stock options. The status of unvested options will be considered by the Special Committee.
What’s the status of the Employee Stock Purchase Plan?
The program will continue until further notice. Depending on the outcome of the tender offer, employees will either continue to receive stock as scheduled under the plan, or will be refunded unapplied payroll deductions.

Organization
If the tender offer is successful, will corporate functions be consolidated/eliminated? How would the company be organized? We would like to be able to give you specific information on these topics. However, we simply do not know, and it would be irresponsible for us to speculate.
Communications
I’m a manager. What/how/when should I communicate to my employees? Where can I find the latest/new information?
As soon as we have more information to share, we will do so.
What should I tell my customers/family/community/others?
The most important message you can give is that it is business as usual. Customers will receive the same level of service and the same high quality products they have always received from Lafarge. Lafarge will also continue to be an integral part of the communities in which we operate, and we will continue to support community organizations as before.
Note to Stockholders
The tender offer proposed by Lafarge S.A. referred to above has not commenced. In response to the proposed tender offer by Lafarge S.A., if and when commenced, Lafarge North America Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Lafarge North America stockholders are advised to read Lafarge North America’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Lafarge North America in connection with the tender offer by Lafarge S.A., if and when it is commenced, free of charge at the SEC’s website at www.sec.gov, or from Lafarge North America at www.lafargenorthamerica.com.

Statements made above that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.